UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                               Cove Apparel, Inc.
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                                (Name of Issuer)
                                  Common Stock
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                         (Title of Class of Securities)
                                   22281X-10-1
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                                 (CUSIP Number)

    Kevin Peterson, 1003 Dormador, Suite 21, San Clemente, California 92672.
                                  949.224.3040
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 28, 2005
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             (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or
         240.13d-1(g), check the following box. [   ]


         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
         See ss.240.13d-7 for other parties to whom copies are to be sent.


         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   22281X-10-1
-----------------------

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                 1.   Names of Reporting Persons. I.R.S. Identification
                      Nos. of above persons (entities only).

                      Shawn Peterson
                      ----------------------------------------------------------

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                 2.   Check the Appropriate Box if a Member of a Group (See
                      Instructions)

                      (a)
                      ----------------------------------------------------------

                      (b)
                      ---------------------------------------------------------

-------------------------------------------------------------------------------

                 3.   SEC Use Only
                                 -----------------------------------------------

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                 4.   Source of Funds (See Instructions)
                                                       -------------------------

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                 5.   Check if Disclosure of Legal Proceedings Is Required
                      Pursuant to Items 2(d) or 2(e)
                                                  ------------------------------

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                 6.   Citizenship or Place of Organization  U.S.
                                                          ----------------------

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Number of        7.   Sole Voting Power    100,000
                                       -----------------------------------------
Shares
                      ----------------------------------------------------------
Beneficially
                 8.        Shared Voting Power   0
Owned by                                      ----------------------------------

Each                  ----------------------------------------------------------

Reporting        9.        Sole Dispositive Power   100,000
                                                 -------------------------------
Person
                      ----------------------------------------------------------
With
                 10.       Shared Dispositive Power   0
                                                   -----------------------------

                      ----------------------------------------------------------

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                 11.  Aggregate Amount Beneficially Owned by Each Reporting
                      Person  100,000
                              --------------------------------------------------

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                 12.  Check if the Aggregate Amount in Row (11) Excludes Certain
                      Shares (See Instructions)

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                 13.  Percent of Class Represented by Amount in Row (11)  1.0%
                                                                        --------

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                 14.  Type of Reporting Person (See Instructions)
                      IN
                      ----------------------------------------------------------

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



ITEM 1.  SECURITY AND ISSUER
----------------------------

This statement relates to shares of the common stock, $.001 par value of Cove Apparel, Inc., a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1003 Dormador, Suite 21, San Clemente, California 92672.


ITEM 2.  IDENTITY AND BACKGROUND
--------------------------------
(a) Name:                                  Shawn Peterson

(b) Business Address:                      c/o 1003 Dormador, Suite 21,
                                           San Clemente, California 92672

(c) Present Principal Occupation:          Apparel marketing and warehouse
                                           operations

(d) Disclosure of Criminal Proceedings:    Mr. Peterson has not been convicted
                                           in any criminal proceeding at any
                                           time.

(e) Disclosure of Civil Proceedings:       Mr. Peterson has not been subject
                                           to any judgment, decree or final
                                           order enjoining violations of or
                                           prohibiting or mandating activities
                                           subject to federal or state
                                           securities laws or finding any
                                           violations with respect to such
                                           laws.


(f) Citizenship:                           Mr. Peterson is a citizen of the U.S.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
---------------------------------------------------------

Not applicable.


ITEM 4.  PURPOSE OF TRANSACTION
-------------------------------

Not applicable.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
---------------------------------------------

Mr. Peterson beneficially owns a total of 100,000 shares of the Issuer's common stock as follows:

(a) Mr. Peterson directly and personally owns 100,000 shares of the Issuer's common stock which comprises 1.0% of the Issuer's total issued and outstanding shares.

(b) Mr. Peterson has sole voting and dispositive power as to the 100,000 shares he owns directly.

(c) Mr. Peterson sold 4,400,000 shares of the 4,500,000 shares he owned for $.009 per share on August 28, 2005 in a privately-negotiated sale.

(d)  Not Applicable.


(e) August 28, 2005


ITEM 6. CONTACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
--------------------------------------------------------------------------------

None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
-----------------------------------------

None.



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





                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


September 8, 2005
--------------------------------------------------------------------------------
Date


/s/ Shawn Peterson
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Shawn Peterson


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.




            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)